FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information
contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: May 16, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

1Q 2006 Results

Endesa's greater value

Member of Dow Jones Sustainability Indexes 06

16 May 2006

Endesa's greater value

- Excellent results across all businesses
- Trend clearly exceeding 2005-2009 targets
- Reaffirming Endesa's greater value

Excellent 1Q 2006 results

€M	1Q 2005	1Q 2006	Change
Sales	4,187	5,274	**+26%** ↗
Gross margin	2,155	2,734	**+27%** ↗
EBITDA	1,486	1,947	**+31%** ↗
EBIT	1,051	1,491	**+42%** ↗
Net financial expenses	-267	-232	**-13%** ↗
Net Income (ex. asset disposals)	444	842	**+90%** ↗
Net Income	560	1.052	**+88%** ↗
	31.12.05	**31.03.06**	**Change**
Financial leverage	1.1x	1.2x	**+0.1p**

endesa

Strong growth across all businesses

EBITDA: €1,947M
+31%


Latam
+36%
30%
Spain and
Portugal
+26%
53%
17%
Europe
+38%

EBIT: €1,491M
+42%


Latam
+42%
31%
Spain and
Portugal
+39%
52%
17%
Europe
+49%

Net Income: €1,052M
+88%


Auna
N.A.
16%
Latam
+171%
19%
Spain and
Portugal
+49%
54%
11%
Europe
+4%

Results exceed targets

Quarterly EBITDA performance


€M
1,486
1,338
1,575
1,621
1,947 (1)
+31%
1Q05
2Q05
3Q05
4Q05
1Q06

1Q EBITDA growth of 31% vs. 2006 target of 12%

(1) €212M booked for historic non-mainland generation deficit. 1Q06 EBITDA growth of 17% excluding this effect.

Progress in Efficiency Plan exceeds target

EBITDA improvement due to Efficiency Plan


€M
181
111
50
233
525
Incremental 1T06
• Spain and Portugal: €33M
• Europe: €14M
• Latam: €3M
2005
2006
2007-2009
Total 2009

45% of the incremental target set for 2006 has already been achieved

Remarkable progress in 2006 asset disposal plan

Non-strategic asset disposal plan for 2006


€M
378
250
15
57
> 685
393
Rest of year
1Q 2006
Net capital gains of €181M already achieved
5% Auna
Real Estate Assets
49% NQF
Others
Total

Net capital gains of over €300M forecast for 2006 of which €181M already achieved in 1Q06

Significant progress in the disposal of real estate assets

1Q 2006

- Incorporation of Bolonia Real Estate
- Disposals worth €15M
- Initiation of sales process in Palma de Mallorca with 22 non-binding offers
- Estimated proceeds of €250M in 2006 from asset disposals in Palma de Mallorca and Málaga (gross capital gain of approx. 90%)
- Increase to targeted real estate disposals to reach €1 bn in 2006-2010

Real estate asset disposal plan


€M
250
750
1,000
2006
2007-2010
Total

endesa

Spain and Portugal

Member of Dow Jones Sustainability Indexes 06

Strong growth in results

€M	1Q 2005	1Q 2006	Change
Sales	2,048	2,578	+26% ↗
Gross margin	1,247	1,527	+22% ↗
EBITDA	824	1,037	+26% ↗
EBIT	558	773	+39% ↗
Net financial expenses	-113	-81	-28% ↗
Net Income	380	568	+49% ↗

Sustained EBITDA growth



EBITDA
€M
+26%
1,037
824
582
242
802
235
Historic non-mainland deficit (€212M)
Generation + Supply
Distribution
1Q05
1Q06

Highlights

- Development of regulatory framework:
  - Approval of ministerial orders for non-mainland operations activities pending since RD 1747/2003 was passed
  - Approval of royal decree law RDL 3/2006 with provisional measures for the wholesale market
  - Royal Decree RD 470/2006 reduces the percentage assigned to the nuclear moratorium from 1.724% to 0.33%
  - Good outlook for July regulatory review
- Competitive mainland fuel costs
- Progress in Capacity Plan
- Value of our customer portfolio

Positive non-mainland regulatory framework

Non-mainland generation | RDL 3/2006 | Outlook

	Description	Implications
Stable regulatory framework	• Guaranteed payment encompasses: – Variable costs (fuel, logistics and CO_2 emission rights) – Operating and maintenance costs – Investment (depreciation and financial remuneration)	• Reduction of market risk
Deficit recognition	• Deficit 2001-2005: €887M – Booked 02-05: €644M – Booked 1Q 2006: €243M (1)	• Legal base for transfer to third parties expected to be approved in July 2006 review
Operational changes	• Operating with a larger reserve margin	• Neutral economic impact

Remuneration in line with Strategic Plan estimates

(1) Includes €31M booked under financial income

Approval of RDL 3/2006

Non-mainland generation | **RDL 3/2006** | Outlook

Changes brought about by RDL 3/2006

Electricity wholesale market

- Purchase offers made by the distributor are netted against sales offers made by the generator as if contracted bilaterally
- Booked at a provisional price of €42.35/MWh
- The final price will be determined according to objective and transparent market prices

Emission rights

- Reduction of the January and February tariff deficits in the amount of the emission rights assigned for the same period
- From March onwards, reduction in proceeds from sales to the OMEL (Spanish market operator) in the amount of the emission rights assigned free-of-charge

Provisional impact of RDL 3/2006

Non-mainland generation | **RDL 3/2006** | Outlook

Provisional impact in 1Q06 — €M

Period	Generation sales (GWh)	Item	Details	€M
January - February		Reduction of value for emission rights assigned[1]		-121
March	2,609	Generation netted against distribution	• 52% of distribution purchases • Provisional price: €42.35/MWh • Final price adjusted during the year according to market prices	-43
	445 [2]	Sales to pool	• Lower value of emission rights (sales after 03/03)	<1
	2,889	Bilateral agreements with supplier	• Price negotiated with final customer at market value	0


5,943
2,609
445 (2)
2,889
Generation sales (GWh)

Provisional impact: -€164M

(1) Includes 1 + 2 March.

(2) 426 GWh corresponds to 1 + 2 March.

European electricity markets

Non-mainland generation | **RDL 3/2006** | Outlook

Forward base price (€/MWh)
As at: 09/05/06

	Real 1Q06 (1)	2006 (2)	2007	2008
France	70.7	48.9	50.5	55.4
Germany	65.4	46.2	47.7	51.8
UK	89.1	75.3	78.4	n.a.
Belgium	74.1	54.4	54.0	58.0
Holland	76.7	60.5	59.0	61.5

Source: Platt´s

Prices in other European markets are over €50/MWh

(1) Avg. spot price 1Q 2006.
(2) Forward prices 2Q, 3Q and 4Q 2006 at 31/03/06.

Positive regulatory outlook

Non-mainland generation | RDL 3/2006 | **Outlook**

Expected changes

Revision of tariff framework

- Tariff growth of 7.4% already approved: 4.5% tariff increase + 2.9% due to nuclear moratorium extension (1.5% + 1.4%)
- Additional increase of 1.5%-2% expected in July
- Deficit remuneration mechanism and securitisation in July

Generation

- Promotion of bilateral agreements
- Cap on renewables remuneration

Distribution

- New remuneration methodology based on real investments

Resulting model

- Transition to an additive tariff which would later be withdrawn in 2007/2011
- Prices passed onto the customer based on objective and transparent market prices

Better outlook than that envisaged in the Strategic Plan

Competitive mainland fuel cost


Endesa
€/MWh
+5%
15.5
16.2
1Q05
1Q06


Rest of sector (e)
€/MWh
+22%
18.6
22.7
1Q05
1Q06

- **Competitive fuel cost despite markets' performance**
- **Stronger competitive position in terms of both price and mix**

Note: Ordinary mainland system fuel costs

Significant progress in Capacity Plan

2006 Capacity Plan


MW
2005
New 2006
CCGT
1,191
+400
400 MW 1Q06
Non-mainland
3,946
+520
93 MW 1Q06
Renewables
1,349 (1)
+400
46 MW 1Q06
Total
22,808
+1,320 MW
539 MW 1Q06

- Colón plant operational
- 2009 target: 4,400 MW installed capacity

- 520 MW slated to come on-stream in 2006
- 2009 target: 5,000 MW installed capacity

- 28% increase in renewable installed capacity in 2006
- Tendering for 1,000 MW in Portugal
- 2009 target: 3,000 MW installed capacity

- A further 1,320 MW slated to come on-stream in 2006

(1) Net power. Booked capacity 1,007 MW.

Value of our customer portfolio

Average price increase (€/MWh)


+11%
66
73
1Q05
1Q06

Sales increase on deregulated market (GWh)


+10%
8,695
9,606
1Q05
1Q06

Value of our customer portfolio as a hedge against wholesale price volatility

Positive outlook for 2006


EBITDA
€M
+11%
+26%
3,620
3,266
2,472
1Q
844
824
1,037
2004
2005
2006
Target

1Q 2006 Results

Europe

Excellent results underscore strength of European business

€M	1Q 2005	1Q 2006	Change
Sales	1,000	1,165	**+17%** ↗
Gross margin	317	407	**+28%** ↗
EBITDA	234	322	**+38%** ↗
EBIT	173	257	**+49%** ↗
Net financial expenses	-15	-11	**-27%** ↗
Net Income (ex. asset disposals)	78 (1)	118	**+51%** ↗
Net Income	114	118	**+4%** ↗

(1) Does not include net capital gains of €24M from the sale of 5% of Endesa Italia and €12M from the sale of Lydec.

Strong EBITDA growth


EBITDA
€M
+38%
234
43
189
1Q05
322
56
260
1Q06
Trading & others
Snet
Endesa Italia

Highlights

- Italy:
  - Increased output and higher margins in 1Q06
  - Progress made on regasification and renewables projects
- France:
  - Increased output and higher prices
  - Restructuring program practically complete
  - Progress in the Industrial Plan
- Poland: Slowdown in government privatisation program
- Trading: Strong EBITDA growth

Italy: Increased output and higher margins

Output (GWh)


+25%
6,074
7,610 (1)
2,783
685
1,522
1,084
3,292
839
1,619
1,860
CCGT
Hydro
Coal
Fuel Gas
1Q05
1Q06

- Significant increase in output:
  - New CCGTs on-stream (800 MW)
  - Increased use of fuel-gas due to gas emergency
- Sales price up to €80/MW (+27%)
- Sales (GWh) increase: +10%
- Increase in unit margin to €34/MWh (+34%)

(1) Does not include 9 GWh of wind power generation (7 GWh in 1Q05).

Italy: Progress in the Strategic Plan

Access to competitive gas

- Progress on Livorno regasification project (4 bcm):
  - All authorisations have been obtained
  - 25% share and 2 bcm of regasification capacity
  - Work will start in 2H06 and the project is expected to start up in 2008
- Progress in negotiations with gas suppliers

Growth in renewables

- 136 MW operating by mid 2006
- Projects in hand for more than 400MW in 2006-2009

Capacity Plan

- Scandale (800MW, 50% Endesa Europa): work in progress and expected to be finalised in 2008

France: Increased output and completion of restructuring program


Snet Output (GWh)
+34%
3,218
4,324
1Q05
1Q06


Number of employees
1,373
-25%
1,027
8/2004
(control taken)
1Q06

- Important development of supply business:
  - Auchan (400 GWh in 2006)
  - SNCF (6,600 GWh in 2007-2011)
- Significant progress in the Industrial Plan

Sales (GWh)
+32%

EBITDA (€M)
+30%

Trading: Increase in activity


Physical assets
Virtual assets
Interconnection
NORD POOL
EEX
Powernext
Switzerland
Slovenia
OMEL
GME

Trading EBITDA: €15M

+114%

Additional contributions:

- Endesa Italia: €10M
- Snet: €3M

Trading activity	Inter-connections	Virtual power plants
Interconnection capacity awarded (MW)	509	238
Energy managed (GWh)	3,048	2,080

Excellent outlook for 2006


EBITDA
€M
+17%
1,040
887
535
+38%
322
234
150
1Q
2004
2005
2006
target

1Q 2006 Results

endesa

Latin America

Strong growth in results

€M	1Q 2005	1Q 2006	Change
Sales	1,139	1,531	+34% ↗
Gross margin	591	800	+35% ↗
EBITDA	432	588	+36% ↗
EBIT	324	461	+42% ↗
Net financial expenses	-121	-140	+16% ↘
Net Income before minorities	192	396	+106% ↗
Net Income (1)	72	195	+171% ↗

(1) Includes €101M from a tax credit from the Chilectra-Elesur merger (+31% excluding this effect).

Sustained and profitable organic growth

EBITDA


€M
+36%
432
239
184
1Q05
588
309
277
1Q06
Transmission & others
Generation
Distribution

Highlights

- General currency stability and strong growth in demand (5.8%)
- Margin improvement in generation, primarily in Chile
- Strong EBITDA growth in distribution, especially in Brazil
- Progress made in Capacity Plan
- Progress in key subsidiary restructurings
- Cash returns to Spain in line with Strategic Plan

Margin improvement in generation, primarily in Chile


Generation EBITDA (€M)
+29%
239
309
40
32
71
54
42
34
34
133
63
45
Argentina
Brazil
Chile
Colombia
Peru
1Q05
1Q06


Generation margin (USD/MWh)
2004-2009
Strategic Plan
CAGR: +4.5%
+20%
21.6
25.9
1Q05
1Q06

- High wholesale prices in the region mainly due to:
  - Scarce gas supply and high oil prices
  - Tight reserve margins
- Lower fuel costs due to better generation mix

Strong EBITDA growth in distribution, especially in Brazil

Distribution EBITDA (€M)


+51%
184
22
58
37
49
18
1Q05
277
25
117
50
63
22
1Q06
Argentina
Brazil
Chile
Colombia
Peru

Distribution margin (USD/MWh)


2004-2009
Strategic Plan
CAGR: +2.6%
+23%
28.3
34.8
1Q05
1Q06

- Strong growth in demand (+5.8%)
- Improvement of unit distribution margins:
  - Tariff increases and higher pass-through in Brazil
  - Progress in reducing interconnection losses: 11% in 1Q06 vs. 12% in 1Q05

endesa

Progress in Capacity Plan

Country	Project	Date on-stream
CHILE	▪ **Palmucho (Hydro plant - 32 MW)** - Under construction on schedule	2007
	▪ **Expansion of San Isidro (CCGT - 377 MW)** - At civil works construction stage - Participation in LNG project with BG	2007
	▪ **Renewables (wind and mini hydro - 20 MW)** - At initial construction stage	2006-2007
	▪ **Aysen (hydro – 2,430 MW)** - Signed MoU with Colbun - At study and regulatory approval stage	Beyond 2010
PERU	▪ **Ventanilla CCGT (86 MW)** - Construction of second boiler	2006
COLOMBIA	▪ **Termocartagena (thermal - 186 MW)** - Awarded to Emgesa via tender	March 2006

Progress in key subsidiary restructurings

Rationale behind operation

Operation	Rationale	Status
Creation of Brazilian holding company	• Streamline organisational structure • Provide greater stability to local cash flows • Improve third-party financing	✓ Completed October 2005
Merger of Chilectra and Elesur	• Eliminate holding companies • Reduce structure costs • Exploit negative tax rates	✓ Completed 31 March 2006
Merger of Etevensa and Edegel	• More balanced generation mix to reduce volatility of revenues owing to rainfall levels • Leverage operating synergies by reducing structure costs • Improve financial structure and boost shareholder liquidity	✓ Approved 12 April 2006

endesa

Cash returns to Spain in line with Strategic Plan

USD M

	2005	1Q06	Total
Dividends and interests	86	10	**96**
Capital reductions	195	42	**237**
Disposals	27		**27**
Total	**308**	**52**	**360**

- **36% of Strategic Plan target already achieved (USD1bn)**
- **High cash return forecast based on high subsidiary results**

Excellent outlook for 2006


EBITDA
€M
1,522
1,878
2,065
+10%
+36%
1Q
382
432
588
2004
2005
2006
target

1Q 2006 Results

Financial Analysis

Member of Dow Jones Sustainability Indexes 06

Positive cash flow in all businesses


€M
+ 35%
728
403
+4%
208
32
+26%
363
197
Cash Flow
Capex
Cash Flow
Capex
Cash Flow
Capex
Spain and Portugal
Europe
Latin America

Stable debt


€M
+2.6 %
18,281
Latam
6,109
Europe
1,286
Spain and Portugal
10,886
1,299
1,500
406
121
7
By Business
18,760
5,923
1,235
11,602
By Company
18,760
4,981
Enersis
913
E. Italia
12,866
Spain, Portugal and other
Net debt at 31/12/05
Cash Flow
Investments + disposals
Dividends
FX
WC and other
Net debt at 31/03/06
Net debt at 31/03/06

Recognised regulatory receivables of more than €3,000M


€M
1,700 (1)
399
837
102
3,038
2005 mainland deficit (1)
1Q06 mainland deficit
Non-mainland deficit 2001-2005
Stranded costs Italy
Total

Net debt excluding regulatory items of €15,722M

(1) According to settlement 14 from CNE + accrued interests.

Favourable debt structure in a context of rising interest rates

- Structure of debt:
  - Fixed rate or hedged debt: 79%
  - Debt denominated in currency in which cash flow is generated
- Average cost of debt: 5.69%
  - Endesa excluding Enersis: 4.12%
  - Enersis: 9.58%
- Average life of debt: 5.5 years
- Liquidity of Endesa:
  - Endesa excluding Enersis: €5,279M
  - Enersis: €1,104M

Debt structure


€18,760M
Variable rate 21%
Hedged 10%
Fixed-rate 69%
Debt by interest rate
€18,760M
Other 6%
Chil. peso 7%
Dollar 14%
Euro 73%
Debt by exchange rate

EBITDA growth above targets


EBITDA
€M
CAGR 2004-2009:
10-11%
7,500
+12%
6,725
+33%
6,020
4,521
+31%
1,486
1,947
First
quarter
2004
2005
2006 target
2009 target

Net Income growth above targets


Net Income
€M
CAGR 2004-2009:
>12%
3,182
2,400
2,200
1,253
+88%
560
1,052
First
quarter
2004
2005
2006 target
2009 target

Shareholder returns above targets

- **2005 dividend payment: €2.4/share**
  - Interim dividend of €0.3050/share paid in January
  - Complementary dividend of €2.095/share to be paid in July

- **2006 dividend commitment**


€/Share
Ordinary business
100% Capital gains
Total dividend
>12%
1.1334
>1.2694
>0.3
>1.6
Ordinary business 2005
Ordinary business 2006
Disposals 2006
Dividend 2006

- **Strategic Plan commitment: more than €7,000M over five years**
  - More than €4,200M (60%) paid in first two years

Conclusions

- Excellent first quarter results
- Diversified asset portfolio reinforces results growth
- Positive regulatory outlook in Spain and Portugal
- Outstanding results in Europe (Italy and France) and Latin America
- Trend clearly exceeding 2005-2009 targets
- Shareholder returns above targets

Endesa is worth more

Back Up

Prepayments booked for non-mainland generation

	Deficit	Financial adjustment	Total	Paid	Pending	Concept
2002	128	5	133	(50)	**83**	Deficit 2001-2002
2004	122		122		**122**	Deficit 2001-2004
2005	203	9	212		**212**	Deficit 2001-2004
	177		177		**177**	Deficit 2005
Total 2005	380	9	389		**389**	
March 2006	176	23	199		**199**	Deficit 2001-2004
	36	8	44		**44**	Deficit 2005
Total March 2006	212	31	243		**243**	
TOTAL	**842**	**45**	**887**	**(50)**	**837**	

Provisional impact of RDL 3/2006


Non-mainland generation
RDL 3/2006
Outlook
Generation sales on the spot market
5,943
445
2,889
2,609
8,309
2,476
2,609
2,889
335
Distribution purchases on the market
Bilateral type agreement with own generation
Bilateral agreement with supplier
Supplier to market *
Ordinary regime generation
To market *
Bilateral agreement with supplier
Bilateral type agreement with distributor
SALES
PURCHASES

(*) includes 1 + 2 March (generation 426 GWh, supply 170 GWh)

Generation in Spain and Portugal

Endesa mainland generation (GWh)


21,153
-5%
20,008
469
981
1869
9745
1704
6385
-10%
+2%
615
403
2030
8717
1793
6450
Special regime
Fuel
CCGT
Coal
Hydro
Nuclear
1Q 05
1Q 06

Competitive mainland fuel costs

Breakdown of mainland unit fuel costs

€/MWh	1Q05	1Q06	% chg
CCGT	25.7	36.8 (2)	43.2%
Domestic coal (1)	20.9	21.5	2.6%
Imported coal	18.1	19.1	5.8%
Fuel	47.3	69.0	45.8%
Conventional thermal average	23.7	26.3	10.8%
Total average	15.5	16.2	4.7%

Breakdown of fuel cost effects


€M
321
+38
-44
315
Increase in raw material prices
Lower thermal production
1Q05
1Q06

Lower growth in fuel costs despite the rise in international prices

(1) Net of coal premiums. Gross increase of €22.3/MWh to €22.8/MWh. Includes imported coal consumed in domestic coal plants
(2) €32.9/MWh excluding ATR.

endesa

Growth in renewables/CHP

Capacity (MW) (1)


+10%
1,973
2,171
508
533
1,123
1,280
202
218
140
140
1Q05
1Q06
Cogen
Wind
Mini Hydro
Other

Output (GWh) (1)


+4%
1,506
1,568
654
604
581
722
121
129
151
113
1Q05
1Q06

Sales (€M)


+108%
40
83
1Q05
1Q06

EBIT (€M)


+118%
17
37
1Q05
1Q06

(1) 100% of projects Endesa is participating in

Italy: Capacity Plan 2006-2009

Capacity plan for renewables


MW
87
174
134
30
425
2006
2007
2008
2009
Total

Capacity plan for CCGTs


MW
300
400
400
1,100
2006
2007
2008
2009
Total

High growth in production and sales


Generation (GWh)
+0.7% (1)
14,558
14,656
4,719
1,129
4,301
2,855
1,554
4,580
1,080
4,369
2,976
1,651
-3%
+6%
+2%
+4%
+6%
1Q05
1Q06
Argentina
Brazil
Chile
Colombia
Peru
Distribution (GWh)
+6.5% (2)
13,492
14,363
3,516
3,665
2,823
2,386
1,102
3,664
3,940
3,005
2,545
1,209
+4%
+7.5%
+6%
+7%
+10%
1Q05
1Q06

2004-2009 Strategic Plan

CAGR +3.5%

CAGR +5.0%

(1) Reported CAGR 4.6% 1Q06 vs 1Q04

(2) Reported CAGR 5.3% 1Q06 vs 1Q04

Bolonia Real Estate:
Call for tenders in Palma de Mallorca





Value of assets for sale in 2006


€M
Valuation JLL
Valuation IREA
Offers presented

- Sale of real estate assets in Palma de Mallorca:
  - 75 interested investors
  - 22 non-binding offers
- The range of offers presented is substantially higher than the preliminary valuation

Debt structure aligned with needs and business risk

Currency hedging


Currency
Debt
€M
13,779
4,981
18,760
1%
99%
23%
28%
49%
6%
7%
14%
73%
Other
Chilean peso
USD
Euro
Endesa excluding Enersis
G. Enersis
TOTAL

Interest rate hedging


Interest rates
Debt
€M
13,779
4,981
18,760
23%
13%
64%
15%
3%
82%
21%
10%
69%
Variable rate
Hedged
Fixed rate
Endesa excluding Enersis
G. Enersis
TOTAL

- Currency risk is limited by denominating debt in the same currency in which cash flow is generated
- The high percentage of interest-rate hedging reduces volatility in financial expenses

Endesa debt maturities excluding Enersis

Balance of debt maturities: €14,464M (1)


€M
Bonds
Bank debt
Notes
1,379
1,249
81
49
2Q06
1,883
281
1,002
600
2H06
945
25
810
110
2007
447
357
90
2008
2,215
391
1,824
2009
1,650
1,640
10
2010
5,945
13
1,568
4,364
2011 +

Endesa has liquidity (excluding Enersis) of €5,279M (€643M cash and €4,636M in undrawn credit lines) and covers debt maturities falling due in the next 34 months

(1) This gross balance differs from the total financial debt figure as it does not include outstanding execution costs or the market value of derivatives which do not involve any cash payment. The notes issued are backed by long-term credit lines, renewed on a regular basis.

Enersis' debt maturities

Balance of debt maturities: €5,666 M


€M
Bonds
Bank debt
317
284
33
2Q06
740
131
609
2H06
361
254
107
2007
696
216
480
2008
866
166
700
2009
446
204
242
2010
2,240
310
1,930
2011 +

Enersis has liquidity of €1,104M (€701M cash and €403M in undrawn credit lines) and covers debt maturities falling due in the next 10 months

Important Legal Information

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain.

This presentation contains certain "forward-looking statements" regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

Forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; expected asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA and dividends targets for 2004 to 2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The principal assumptions underlying these forecasts and targets relate to regulatory environment, exchange rates, divestments, increases in production and installed capacity in the various markets where Endesa operates, increases in demand in these markets, allocation of production among different technologies increased costs associated with higher activity levels not exceeding certain levels, the market price of electricity not falling below certain levels, the cost of CCGT and the availability and cost of gas, fuel, coal and emission rights necessary to operate our business at desired levels.

The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; the potential liabilities relating to our nuclear facilities.

Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Any delays in or failure to obtain necessary regulatory approvals, including environmental to construct new facilities, repowering or enhancement of existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

Political/Governmental Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes.

Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; the ability to implement an international and diversification strategy successfully.

Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2005.

No assurance can be given that the forward-looking statements in this document will be realized. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements.

endesa

1Q 2006 Results

Endesa is worth more

Member of Dow Jones Sustainability Indexes 06

16 May 2006